Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-170492
November 15, 2010

The silver asset class

Why invest in silver?

Silver may help diversify an investment portfolio, because silver has a low historical correlation to many asset classes (see Figure 1).

Prior to the iShares Silver Trust, how could investors gain exposure to silver?

Institutional investors have been able to gain exposure to silver through futures contracts, provided they were not restricted from using derivatives. Retail investors have been more restricted, able to purchase individual mining stocks and also precious metals mutual funds. Other available alternatives for exposure to silver — bullion, jewelry, coins, silver certificates — are not as liquid as holding a security, and may be impractical or costly to store and/or buy.

Why invest in the iShares Silver Trust?

The iShares Silver Trust provides a simple and cost-effective way to gain access to the silver market. The objective of the Trust is for the value of its shares to reflect, at any given time, the price of silver owned by the Trust at that time, less the Trust’s expenses and liabilities. Investors who previously had difficulty purchasing, storing or insuring silver — or who may have been prohibited from holding physical commodities or derivatives — may now invest in shares that track the price of silver. Although an investment in shares of the Trust is not the exact equivalent of an investment in silver, it provides investors with an alternative that allows a level of participation in the silver market through the securities market. Shares of the Trust may be traded, borrowed and shorted,1 and settle into — and can be transferred between — any brokerage account.

Figure 1: Index and currency correlations

London Silver Fix	1.00	MSCI Emerging Markets Index	0.40
S&P 500® Index	0.13	COMEX Gold Spot Month Settlement Price	0.85
Barclays Capital U.S. Aggregate Index	0.37	Euro	0.54
Barclays Capital U.S. TIPS Index	0.59	Pound Sterling	0.47
MSCI EAFE Index	0.30	Japanese Yen	0.10

Correlation measures the relationship between two investments and ranges between –1 and +1. Asset classes with a correlation of +1 have behaved and reacted exactly alike, and those with a correlation of –1 have behaved inversely or oppositely from each other. A correlation of 0 implies that there is no relationship.

Three-year correlations based on monthly returns. As of 12/31/09.

Sources: Dow Jones-UBS, Standard & Poor’s, Barclays Capital, MSCI Inc., Bloomberg.

1.	With short sales, you risk paying more for a security than you received from its sale.

Silver market trading

How does silver trade on futures exchanges?

The most significant silver futures exchanges are the COMEX, operated by Commodities Exchange, Inc., a subsidiary of New York Mercantile Exchange, Inc.; and the Tokyo Commodity Exchange. Futures exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities. Futures contracts are defined by the exchange for each commodity. For each commodity traded, this contract specifies the precise quality and quantity standards, as well as the location and timing of physical delivery. An exchange does not buy or sell the contracts, but seeks to offer a transparent forum where members can trade the contracts in a safe, efficient and orderly manner.

During regular trading hours at COMEX, the silver futures contracts are traded through open outcry — a verbal auction in which all bids, offers and trades must be publicly announced to all members. Electronic trading is offered by the exchange after regular market hours. Except for brief breaks to switch between open outcry and electronic trading in the US evening and morning, silver futures are expected to trade almost 24 hours a day, five business days a week.

How does the over-the-counter (OTC) silver market work?

The OTC silver market includes spot, forward and option, and other derivative transactions conducted on a principal-to-principal basis. While this is a global, 24-hour-per-day market, its main centers are London (the largest venue), New York and Zurich. Nearly all OTC market trades are cleared through London. In addition to coordinating market activities, the London Bullion Market Association (LBMA) acts as the principal point of contact between the OTC market and its regulators. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to an OTC transaction. This distinguishes an OTC market from an exchange traded environment. Formal participation in the London Fix is traditionally limited to five members, each of which is a bullion dealer and a member of the LBMA. (See Appendix for a more detailed description of the Fixing Process.)

How is silver traded and priced?

Unlike traditional equity securities, physical silver does not trade on an exchange. Rather, there are three primary pricing processes to determine the price of silver: 1) New York Standard, which uses futures contracts that trade on the COMEX exchange in New York; 2) the London Fix, which matches all London buy and sell orders twice daily; and 3) many institutional firms have established silver bullion trading desks.

▶	New York Standard: During regular trading hours at the COMEX futures exchange, the silver futures contracts are traded through open outcry — a verbal auction in which all bids, offers and trades must be publicly announced to all members. The prices at which each commodity trades throughout the day serve as world benchmarks. They are immediately transmitted around the world by a wide variety of price-reporting services under arrangement with the exchange.

▶	COMEX Pricing: The COMEX daily settlement price for each silver futures contract is established by a subcommittee of COMEX members shortly after the close of trading in New York. That settlement price for the most active futures contract month is the average, rounded off to the nearest multiple of ten cents, of the highest and lowest price of the trades for that contract month reported during the last one minute of trading prior to the close of the market.

▶	London Fix: The London Bullion Market Association (LBMA) fixes the London spot price of silver twice daily (the AM and PM London time). Formal participation in the London Fix is traditionally limited to five members, each of which is a bullion dealer and a member of the LBMA.

The iShares Silver Trust uses the London Fix for calculating its daily net asset value (NAV).

iShares Silver Trust trading: Administration/legal structure

What are the relevant ticker symbols of the Trust?

Trading symbol	SLV
Barclays Capital U.S. TIPS Index	SLV.IV
MSCI EAFE Index	SLV.NV

What is the iShares Silver Trust’s primary exchange?

The Trust’s primary exchange is the NYSE Arca.

Do the Trust’s shares have the same trading flexibility as those of other exchange traded products?

Yes, shares of the Trust are listed on the NYSE Arca and trade like traditional equities, allowing investors to place market, limit or stop-loss orders for Trust shares. Additionally, the Trust’s shares may be shorted.2 Shares of the iShares Silver Trust are bought and sold at market price on the secondary market (not NAV). Brokerage commissions will reduce returns. Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except by Authorized Participants in large aggregated units called baskets.

How do the primary market transactions (creation/redemption) work?

The Trust issues and redeems baskets of shares on a continuous basis (a basket equals 50,000 shares). Baskets of shares will only be issued or redeemed in exchange for an amount of silver having a value equal to the aggregate NAV of the number of shares in the baskets being created or redeemed. No shares will be issued until the custodian has allocated the corresponding amount of silver to the Trust’s account (except for an unallocated amount of silver not in excess of 1,100 ounces — see “iShares Silver Trust assets” for more details). Baskets may be created or redeemed only by authorized participants, who pay the trustee a transaction fee for each order to create or redeem baskets.

What is the sponsor’s fee of the Trust?

The sponsor’s fee is 50 basis points (0.50%) of the net asset value of the Trust.

What does the Trust seek to track?

The objective of the Trust is for the value of the shares to reflect, at any given time, the price of silver owned by the Trust at that time, less the Trust’s expenses and liabilities. The Trust’s silver is valued on each business day, as soon as practicable after 4:00 p.m. (New York time), on the basis of that day’s announced London Fix. The London Fix is the price per ounce of silver set by three market-making members of the London Bullion Market Association at approximately 12:00 noon (London time) on each working day.

Is there an index?

There is no index for the iShares Silver Trust.

Is there a portfolio manager?

No, the Trust only holds silver. The Trust is not actively managed.

What is the legal structure of the iShares Silver Trust?

The iShares Silver Trust is a grantor trust. The Trust issues shares representing fractional undivided beneficial interests in the Trust’s net assets.

Is the iShares Silver Trust registered under the Investment Company Act of 1940?

No, the Trust is not registered under the Investment Company Act of 1940, which means that the Trust is not regulated in the same way as a mutual fund, and does not have certain protections afforded by such registration.

What are some of the differences between the 1933 Act and the 1940 Act that impact the Trust?

The Trust is regulated and files periodic financial reports in a manner similar to publicly traded US companies. There are some specific protections in the 1940 Act, such as prohibitions on dealing with affiliates, the requirement of an independent board of directors, requirements for diversification and other matters that do not apply to the Trust.

Is the iShares Silver Trust a unit investment trust?

No. The iShares Silver Trust is structured as a grantor trust.

Who is the sponsor, custodian and trustee of the Trust?

The sponsor of the iShares Silver Trust is BlackRock Asset Management International Inc. (BAMII), the trustee is The Bank of New York and the custodian is JPMorgan Chase Bank, N.A., London branch.

2.	With short sales, you risk paying more for a security than you received from its sale.

Is the Trust a commodity pool for purposes of the Commodity Exchange Act?

No, BAMII is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator with respect to the Trust, and the Trust does not have certain protections afforded by such regulation.

Is there a maximum percentage of outstanding Trust shares that can be held by any one entity?

No. There is no express maximum ownership limit stated in the Trust documents. Because the Trust is not registered under the Securities Act of 1940 (’40 Act), ’40 Act-affiliated transaction rules do not apply.

May I hold the iShares Silver Trust in a 401(k) or IRA account?

Yes — the sponsor of the iShares Silver Trust has received a private letter ruling (PLR) from the IRS concluding that the acquisition of shares in the iShares Silver Trust does not constitute an acquisition of a collectible within the meaning of Section 408(m) of the Internal Revenue Code of 1986 as amended (“Code”) by an IRA or an individually directed account maintained under a plan qualified under Section 401(a) of the Code, including a 401(k) plan.

What is the private letter ruling?

A private letter ruling (PLR) is a request by a taxpayer to the IRS to rule on a specific transaction. In the case of the iShares Silver Trust, the sponsor pursued a private letter ruling to clarify whether shares of iShares Silver Trust are deemed to be collectibles under Section 408(m) of the Internal Revenue Code when invested by US persons in certain retirement accounts. The general rule is that acquisition of a collectible by these types of investors constitutes a constructive distribution to the account owner if made before age 59 1/2. A constructive distribution triggers a 10% tax. While there is an exception from the early distribution penalty with respect to certain silver bullion holdings, the treatment of our Trust was not certain under these rules. Accordingly, counsel would not provide a clear opinion on the issue. The PLR removes uncertainty regarding this potential adverse treatment for taxpayers covered by the private letter ruling.

Who can rely on the private letter ruling?

The private letter ruling was issued to Barclays Global Investors International, Inc. (now known as BlackRock Asset Management International Inc.), on behalf of the shareholders of the Trust. This means that only shareholders or potential investors in the iShares Silver Trust can rely on this letter.

When is the letter effective?

The letter was effective immediately as of 7/12/07.

Where can investors find more information about the private letter ruling?

The tax section of the prospectus for the iShares Silver Trust includes language about the private letter ruling. As always, investors should consult their own tax advisors regarding the tax effects of investing in the Trust.

Information for registered representatives

Do I need a special license to sell the iShares Silver Trust?

A Series 7 license is required for representatives of broker/dealer firms for the solicitation, purchase and/or sale of shares of the Trust.

Am I required to send a Trust prospectus before a client may purchase Trust shares?

Yes. Under the 1933 Act, a grantor trust continuously offering shares mandates prospectus delivery rules similar to an ongoing IPO. Therefore, registered representatives should deliver a prospectus when they solicit clients to invest in the Trust in advance of the conversation. If a client places an order for the Trust, the broker has the responsibility to send the prospectus along with the trade confirmation. Registered representatives are encouraged to consult their firm’s legal and compliance departments for a complete understanding of relevant prospectus delivery responsibilities involving a continuous offering of shares.

iShares Silver Trust assets

What does the Trust hold?

The Trust holds silver bullion, which is held by the custodian on behalf of the Trust.

What are the silver bar standards for the Trust?

The Trust will accept silver that meets the London Good Delivery Standards. The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of silver bars are set forth in The Good Delivery Rules for Gold and Silver Bars published by the LBMA. A London Good Delivery Bar must contain between 750 ounces and 1,100 ounces of silver with a minimum fineness of 999.0 parts per 1,000. A London Good Delivery Bar must also bear the stamp of one of the refiners who is on the LBMA-approved list.

Does the Trust hold any cash?

The only cash in the Trust are proceeds from the sale of silver to pay expenses of the Trust.

Does the Trust calculate NAV?

The trustee calculates the Trust’s net asset value (NAV) each business day. As stated earlier, the Trust’s NAV is calculated using the price of silver according to the London Silver Fix Price.

Once the value of the silver has been determined, the trustee subtracts all accrued fees (other than the fees to be computed by reference to the value of the Trust or its assets), expenses and other liabilities of the Trust from the total value of the silver and all other assets of the Trust. The resulting figure is the adjusted NAV of the Trust, which is used to compute all fees (including the trustee’s and the sponsor’s fees) which are calculated from the value of the Trust’s assets.

To determine the net asset value of the Trust, the trustee subtracts from the adjusted NAV of the Trust the amount of accrued fees computed from the value of the Trust’s assets. The trustee also determines the NAV per share by dividing the net asset value of the Trust by the number of the shares outstanding at the time the computation is made.

How are shares of the Trust priced during the trading day?

During trading hours the exchange publishes national best bid and best offer for shares of the Trust. These prices indicate the level of supply and demand for the shares traded on the exchange by the specialist and market makers in the product. The exchange also disseminates executed trades on the consolidated tape. We expect the exchange price to be in line with the Indicative Trust Value.

Does the Trust’s share price always reflect the price of silver?

The iShares Silver Trust shares carry certain risk characteristics of other equity securities, including possible loss of principal. Because shares of the Trust are created to reflect the price of silver held by the Trust, the market price of the shares is as unpredictable as the price of silver has historically been. The market price received upon the sale of the shares may be more or less than the value of the silver represented by the shares. Brokerage commissions will reduce returns. Also, if an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares.

Does the Trust hold allocated silver or unallocated silver?

The Trust holds both allocated and unallocated silver. However, the custodian must take reasonable action to minimize the amount of bullion in the Trust’s account that is on an unallocated basis, and the custodian must allocate silver bars to the account of the Trust so that no more than 1,100 ounces of silver are held for the Trust’s account on an unallocated basis at the end of each business day.

How often is the Trust inspected?

The sponsor intends to audit the Trust annually. Vault Inspection Certificates showing the results of independent physical inspections of the Trust are available on www.iShares.com.

Does the Trust lend or have the ability to lend silver from the portfolio?

No. The custodial agreement does not allow lending, and the Trust does not lend silver from the portfolio.

iShares Silver Trust tax

Is the tax treatment for the Trust any different from 1940 Act exchange traded funds?

Yes, the iShares Silver Trust is a grantor trust for US income tax purposes. Owners of the Trust are treated for US federal income tax purposes as if they owned a corresponding share of the assets of the Trust. Tax treatment is consistent with the ownership of a collectible rather than a traditional financial security. Under current law, gains from the sale of collectibles held over one year are taxed at a maximum rate of 28%. Tax rates for capital gains on sales of collectibles held one year or less are generally the same rates as those for ordinary income.

The Trust sells silver to raise the funds needed to pay expenses incurred. To date, the only Trust expenses have been the sponsor’s fees, which equal 0.50% of the Trust’s net asset value per annum. The trustee is authorized to sell silver at such times and in the smallest amounts required to permit such payments as they come due. As a result of the recurring sales of silver necessary to pay Trust expenses, the net asset value of the Trust and, correspondingly, the fractional amount of silver represented by each share decreases over the life of the Trust, absent appreciation in the share price.

Shareholders are required to include their pro rata share of Trust proceeds and expenses on their federal income tax return, which requires knowing the number of shares held and their adjusted cost basis on each allocation date (each time the Trust sold assets to raise cash for expenses). Shareholders receive a grantor trust letter/statement through their broker/dealer containing all the information a shareholder needs to calculate their pro rata share of proceeds/expenses. Investors should consult their tax professional with regard to their specific situation.

Does a shareholder receive a 1099 when he/she sells shares?

Yes. When an investor sells shares, he/she will receive a 1099 from his/her broker.

Does a shareholder receive a 1099 when the Trust sells gold to pay for expenses?

Possibly. Pursuant to a de-minimis exception in the tax regulations, there is no IRS requirement for brokers to report gross proceeds of gold sales to shareholders via 1099. These Trust transactions are summarized and made available on iShares.com. This information can be used by a shareholder to calculate their pro rata share of proceeds/expenses. However, certain brokers have elected to generate 1099 forms for gross proceeds and expenses, even though they are not required to do so. In any case, there is no adverse impact to shareholders. Even without 1099 reporting, the substantive rules regarding taxation of the shareholders require that they take into account all items of trust income (proceeds) and expense when preparing their individual income tax returns. Shareholders should read the prospectus and contact their own tax advisors with respect to all federal, state and local law considerations applicable to their investment in the funds.

Where can I obtain tax information?

Tax information can be found in the prospectus under “United States Federal Income Tax Consequences.” See iShares.com for more detailed information on proceeds and expenses of the Trust.

Appendix: Definitions

Allocated account:

An account in which the client’s metal is physically identified as his or hers.

Unallocated account:

Silver is held in unallocated form at a custodian when the person in whose name silver is held is entitled to receive delivery of silver, but that person has no ownership interest in any particular silver that the custodian maintaining the account owns or holds. Ownership of unallocated silver may expose the investor to custodian credit exposure.

Correlation:

Correlation measures the degree to which two variables (investments or indexes) will move at the same time for the same reason and in the same direction. If true, the variables have a correlation of 1. Most investments have correlations greater than 0 but less than 1. In other words, there is some movement of one investment relative to the movement of the other(s). When one attempts to diversify investment through asset allocation, one desires investments that move dissimilarly.

The London Bullion Market Association (LBMA):

The coordinator for activities conducted on behalf of its members and other participants in the London Bullion Market; it is the principal point of contact between the market and its regulators. The LBMA sets — or fixes — the spot price of silver once a day.

London Fixing Process:

Clients place orders either with one of the three fixing members, or with another bullion dealer, who is then in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw their order. The silver price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media.

London Good Delivery Standards:

The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of silver bars as set forth in The Good Delivery Rules for Gold and Silver Bars published by the LBMA.

London Good Delivery Bar:

A good delivery bar for London should weigh between 750 ounces and 1,100 ounces (silver content), of minimum purity 99.9%.

Troy ounce:

One troy ounce is equal to 1.0971428 ounces avoirdupois. Avoirdupois is the system of weights used in the United States and Great Britain for goods other than precious metals, gems and drugs. In that system, a pound has 16 ounces and an ounce has 16 drams.

Fine ounce:

An ounce of 100% pure silver. The number of fine ounces in a silver bar may be calculated by multiplying the gross weight in troy ounces by the fineness, expressed as a fraction of the fine metal content in parts per 1,000.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

London Silver Fix is the price per ounce of silver set by three market making members of the London Bullion Market Association at approximately noon London time, on each working day.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3163-10MW-10/10

FOR MORE INFORMATION VISIT WWW.ISHARES.COM OR CALL 1-800-474-2737